Exhibit 12.1

The Washington Post Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Thirty-Nine Weeks Ended	Fiscal Year Ended
	September 28, 2008	December 30, 2007	December 31, 2006	January 1, 2006	January 2, 2005	December 28, 2003
Earnings:
Income before income taxes and cumulative effect of change in accounting principle, and equity in earnings (losses) of affiliates	$82,800	$475,132	$518,344	$500,525	$544,723	$392,354
Add: Fixed charges	50,896	70,279	64,310	64,421	60,565	53,404
Amortization of capitalized interest	-	-	68	198	198	198
Distributed income of equity investees	189	2,155	900	850	800	750
Earnings	$133,885	$547,566	$583,622	$565,994	$606,286	$446,706

Fixed charges:
Interest expensed	$19,514	$24,046	$25,343	$26,754	$28,032	$27,804
Portion of rent expense representative of interest	31,382	46,233	38,967	37,667	32,533	25,600
Total fixed charges	$50,896	$70,279	$64,310	$64,421	$60,565	$53,404

Ratio of earnings to fixed charges	2.6	7.8	9.1	8.8	10.0	8.4